Exhibit 99.1

Market Announcement

4 August 2025

Attached for the information of the market are ASX’s query letters to Alterity Therapeutics Limited (ASX:ATH) dated 24 July 2025 and 30 July 2025 and ATH’s responses 28 July 2025 and 3 August 2025.

4 August 2025	Market Announcement 1/1
ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

24 July 2025

Reference: ODIN111104

Ms Abby Macnish
Company Secretary

Alterity Therapeutics Limited

Suite 4, Level 14, 350 Collins Street

Melbourne, Vic 3000

By email: amacnish@alteritytx.com

Dear Ms Macnish

Alterity Therapeutics Limited (‘ATH’): ASX Aware Letter

ASX refers to the following:

A.	ATH’s announcement titled ‘Alterity Therapeutics Announces Publication on Novel MRI Endpoint from the bioMUSE Natural History Study’ (the ‘Announcement’) released on the ASX Market Announcements Platform (‘MAP’) at 10:08 AM on 24 July 2025 disclosing that a neuroimaging measure developed in ATH’s Biomarkers of Progression in Multiple System Atrophy (bioMUSE) Natural History Study was featured in the peer- reviewed journal Annals of Clinical and Translational Neurology (the ‘Information’). The publication being entitled ‘The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy’ (the ‘Article’). The Announcement was indicated to be market-sensitive by ATH when it was submitted to MAP.

B.	The Wiley Online Library Website, which discloses that the Article was first published on 14 July 2025[1].

C.	ASX’s letter dated 11 July 2025 (‘Price Query Letter’) and ATH’s letter in response dated 14 July 2025 (‘Price Query Response’). Both the Price Query Letter and Price Query Response were released together on MAP on 14 July 2025. In the Price Query Response in response to question 1, ATH stated it was not aware of any information concerning it that had not been announced to the market which, if known, could explain recent trading in its securities. ASX notes that ATH’s answer to question 3 in the Price Query Response does not make mention of the Article.

D.	The change in the price of ATH’s securities from a low of $0.013 immediately prior to the release of the Announcement to a high of $0.015 at close of trade on 24 July 2025 following the release of the Announcement.

E.	Listing Rule 3.1, which requires a listed entity to immediately give ASX any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities.

F.	The definition of “aware” in Chapter 19 of the Listing Rules, which states that:

“an entity becomes aware of information if, and as soon as, an officer of the entity (or, in the case of a trust, an officer of the responsible entity) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as an officer of that entity.”

G.	Section 4.4 in Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B titled “When does an entity become aware of information?”

H.	Listing Rule 3.1A, which sets out exceptions from the requirement to make immediate disclosure as follows.

[1]	https://onlinelibrary.wiley.com/doi/10.1002/acn3.70106

ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

“3.1A	Listing rule 3.1 does not apply to particular information while each of the following is satisfied in relation to the information:

3.1A.1	One or more of the following 5 situations applies:

●	It would be a breach of a law to disclose the information;

●	The information concerns an incomplete proposal or negotiation;

●	The information comprises matters of supposition or is insufficiently definite to warrant disclosure;

●	The information is generated for the internal management purposes of the entity; or

●	The information is a trade secret; and

3.1A.2	The information is confidential and ASX has not formed the view that the information has ceased to be confidential; and

3.1A.3	A reasonable person would not expect the information to be disclosed.”

I.	Section 14 of Guidance Note 14 ASX Market Announcements Platform which states (relevantly):

“MAP should only be used to publish information that is appropriately given to ASX under the Listing Rules or the Corporations Act for publication to the market. It should not be used as a guise to publish material that is really promotional, political or tendentious in nature.”

J.	The concept of “confidentiality” detailed in section 5.8 of Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. In particular, the Guidance Note states that:

“Whether information has the quality of being confidential is a question of fact, not one of the intention or desire of the entity. Accordingly, even though an entity may consider information to be confidential and its disclosure to be a breach of confidence, if it is in fact disclosed by those who know it, then it is no longer a secret and it ceases to be confidential information for the purposes of this rule.”

Request for information

Having regard to the above, ASX asks ATH to respond separately to each of the following questions:

1.	Does ATH consider the Information, or any part thereof, to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

2.	If the answer to question 1 is “no”, please:

2.1	advise the basis for that view;

2.2	explain why ATH indicated the Announcement to be market-sensitive when it was lodged on MAP; and

2.3	explain the Listing Rule or Corporations Act basis necessitating the publication of the Announcement on MAP.

3.	When did ATH first become aware of the Information referred to in question 1 above?

4.	If ATH first became aware of the Information referred to in question 1 before the date of the Announcement, did ATH make any announcement prior to that date which disclosed the Information? If not, please explain why the Information was not released to the market at an earlier time, commenting specifically on when you believe ATH was obliged to release the Information under Listing Rules 3.1 and 3.1A and what steps ATH took to ensure that the Information was released promptly and without delay.

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ASX Customer Service Centre 131 279 | asx.com.au

Please answer separately for each of the items in question 1 above and provide details of the prior announcement if applicable.

5.	Please provide a chronology of the peer review process referred to in the Announcement. This chronology should include (at minimum) details around when the relevant information was submitted to be peer reviewed and when ATH was first advised of the outcome of the peer review.

6.	Please confirm that ATH is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

7.	Please confirm that ATH’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of ATH with delegated authority from the board to respond to ASX on disclosure matters.

When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 9:30 AM AEST Wednesday, 30 July 2025.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, ATH’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out above and may require ATH to request a trading halt immediately if trading in ATH’s securities is not already halted or suspended.

Your response should be sent by e-mail to ListingsComplianceMelbourne@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow us to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Suspension

If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in ATH’s securities under Listing Rule 17.3.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to ATH’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that ATH’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Release of correspondence between ASX and entity

We reserve the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under Listing Rule 18.7A. The usual course is for the correspondence to be released to the market.

Regards

ASX Compliance

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ASX Customer Service Centre 131 279 | asx.com.au

30 July 2025

Reference: ODIN111263

Ms Abby Macnish
Company Secretary

Alterity Therapeutics Limited

Suite 4, Level 14, 350 Collins Street

Melbourne, Vic 3000

By email: amacnish@alteritytx.com

Dear Ms Macnish

Alterity Therapeutics Limited(‘ATH’): Further query letter

ASX refers to the following:

A.	ATH’s response dated 28 July 2025 (the ‘ATH Response’) to ASX’s query letter dated 24 July 2025 (the ‘ASX Letter’). Capitalised terms in this letter have the same meaning as those defined in the ASX Letter and the ATH Response. The ATH response stated (relevantly):

i.	“ATH does not consider the information contained in the ASX ‘Announcement’ released to the Market on 24th July 2025 to be information that a reasonable person would expect to have a material effect on the price or value of its securities.

The Company made an isolated error in designating the ‘Announcement’ market sensitive. Despite this error being a one-off occurrence, the Company is promptly taking action to review all internal governance processes. See also response to question 2 (b) below.”

ii.	“The information outlined in the ASX announcement regarding ATH’s MSA-AI Technology on 24 July 2025 had previously been disclosed to the market on two previous occasions:

-	the Company’s Oral Presentation on MSA-AI was released to ASX on 7 May 2025 AET under the title ‘Alterity Therapeutics Announces Multiple Oral and Poster Presentations to be Featured at the International MSA Congress’ (and was presented on 11 May 2025 AET at the International MSA Congress); and

-	the MSA-AI data presented by the Company at the 35th International Symposium on the Autonomic Nervous System was released to ASX on 12 November 2024 AET under the title ‘Alterity Therapeutics Announces Presentation on Tracking the Progression of Multiple System Atrophy at International Symposium’.

Given that the publication presented similar data to what had previously been disclosed to the market, we did not consider that a reasonable person would expect this release to have a material effect on the price or value of our securities. Moreover, while the presentations and publications described novel methods to diagnose and track Multiple System Atrophy but did not include any data regarding a therapy being developed by the Company.”

iii.	“(Lodging the Announcement on MAP as market-sensitive) was an error made by the company that arose from a miscommunication between two internal stakeholders.

The Company is promptly actioning a review of all internal governance processes to ensure this miscommunication does not happen again.”

ASX Limited	ASX Customer Service Centre 131 279 | asx.com.au

iv.	“The company received email notification of the publication in the Annals of Clinical and Translational Neurology on 15th July 2025 at 4:40pm AEST. The Price Query was received on 11th July 2025 with the company response dated 14th July 2025.”

v.	“ATH did not make any announcement regarding the publication prior to disclosure on 24 July 2025. As noted above, the information was not released earlier because the Company determined that the disclosure was not materially price sensitive.”

B.	ATH’s announcement titled ‘Alterity to Deliver Oral Presentation of ATH434 Trial at AAN’, released on the ASX Market Announcements Platform (‘MAP’) on 3 April 2025 which disclosed that ATH would deliver a poster presentation to the American Academy of Neurology (‘AAN’) on 5 April 2025, and an oral presentation to AAN on 9 April 2025.

C.	ATH’s announcement titled ‘Notice Under Section 708A’, released on MAP on 7 April 2025 (the ‘Cleansing Notice’) which stated (relevantly):

“as at the date of this notice there is no information to be disclosed which is ‘excluded information’ (as defined in sections 708A(7) and 708A(8) of the Corporations Act) which is required to be disclosed by the Company.”

D.	ATH’s announcement titled ‘Alterity Presents Encouraging New Phase 2 Data in MSA’ (the ‘Phase 2 Announcement’), released on MAP at 10:11AM AEST on 10 April 2025, which disclosed a summary of each of the poster and oral presentations, including underlying data. ASX notes that ATH submitted this announcement as ‘market-sensitive’ to ASX Online.

E.	ATH’s announcement titled ‘Alterity Phase 2 Presentation at AAN 2025’ (the ‘Phase 2 Presentation’), released on MAP at 1:59PM AEST on 10 April 2025, which disclosed the presentation slides for the presentation to AAN. ASX notes that ATH submitted this announcement as ‘market-sensitive’ to ASX Online.

F.	Section 7.10 of Guidance Note 8 titled ‘Ramping announcements’ which states (relevantly):

“ASX is alive to listed entities making market announcements with a view to “ramping up” the price of their securities. Ramping announcements come in many forms, including:

●	the release of a “business update” or something similar294, which will typically be worded in an exuberant fashion but which on closer examination contains little in the way of substance that has not already been disclosed to the market;”

…

Footnote 294 states: “These types of updates are more appropriately given in a quarterly activities report under Listing Rule 4.7C rather than in a stand-alone announcement.”

…

“Whenever ASX detects what it suspects to be a ramping announcement, it will give careful consideration to suspending the entity’s securities from trading and issuing a query letter to the entity asking the entity:

●	if it marked the announcement as market sensitive when it was lodged on MAP, to identify what information in the announcement the entity considered was market sensitive and why;

●	if it marked the announcement as not being market sensitive when it was lodged on MAP, to explain its purpose in lodging the announcement on MAP, given its evident view that the information was not market sensitive and therefore not required to be disclosed under Listing Rule 3.1”

G.	Listing Rule 3.1, which requires a listed entity to immediately give ASX any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity’s securities.

H.	The definition of “aware” in Chapter 19 of the Listing Rules, which states that:

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ASX Customer Service Centre 131 279 | asx.com.au

“an entity becomes aware of information if, and as soon as, an officer of the entity (or, in the case of a trust, an officer of the responsible entity) has, or ought reasonably to have, come into possession of the information in the course of the performance of their duties as an officer of that entity.”

I.	Section 4.4 in Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B titled “When does an entity become aware of information?”

J.	Listing Rule 3.1A, which sets out exceptions from the requirement to make immediate disclosure as follows.

“3.1A	Listing rule 3.1 does not apply to particular information while each of the following is satisfied in relation to the information:

3.1 A.1	One or more of the following 5 situations applies:

●	It would be a breach of a law to disclose the information;

●	The information concerns an incomplete proposal or negotiation;

●	The information comprises matters of supposition or is insufficiently definite to warrant disclosure;

●	The information is generated for the internal management purposes of the entity; or

●	The information is a trade secret; and

3.1A.2	The information is confidential and ASX has not formed the view that the information has ceased to be confidential; and

3.1A.3	A reasonable person would not expect the information to be disclosed.”

K.	The concept of “confidentiality” detailed in section 5.8 of Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. In particular, the Guidance Note states that:

“Whether information has the quality of being confidential is a question of fact, not one of the intention or desire of the entity. Accordingly, even though an entity may consider information to be confidential and its disclosure to be a breach of confidence, if it is in fact disclosed by those who know it, then it is no longer a secret and it ceases to be confidential information for the purposes of this rule.”

L.	Listing Rule 15.7 which states:

“An entity must not release information that is for release to the market to any +person until it has given the information to ASX and has received an acknowledgement that ASX has released the information to the market.”

Observation

Given the delay between ATH becoming aware of the publication on 15 July 2025 and the release of the Announcement on MAP on 24 July 2025, to accept ATH’s position that the relevant information was not information required for release under the Listing Rules, it would appear to ASX that ATH engaged in ramping conduct.

Request for Information

Having regard to the above, ASX asks ATH to respond separately to each of the following questions:

1.	Does ATH consider the contents of the Phase 2 Announcement to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

2.	If the answer to question 1 is “yes”:

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ASX Customer Service Centre 131 279 | asx.com.au

2.1	Please explain how ATH considers it complied with Listing Rule 3.1 and Listing Rule 15.7 in respect of the Phase 2 Announcement, given ATH presented the data as early as 5 April 2025 to AAN. In your answer, please confirm when ATH became aware of the relevant material information.

2.2	Please explain why ATH did not submit the Phase 2 Announcement until after market open on 10 April 2025.

2.3	Does ATH consider the Cleansing Notice to be valid, given it was lodged between ATH presenting to AAN and the ultimate disclosure of the relevant information on MAP? If so, please explain the basis for that view. If not, please outline the remedial action ATH intends to take as a result of the invalid cleansing notice.

3.	Does ATH consider the contents of the Phase 2 Presentation to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

4.	If the answer to question 3 is “yes”:

4.1	Please explain the basis for that view, commenting specifically on what new material information was in the Phase 2 Presentation which was not disclosed in the Phase 2 Announcement, or another announcement on MAP.

4.2	Please explain why the Phase 2 Presentation was not released on MAP at the same time as the Phase 1 Announcement.

4.3	Please explain how ATH considers it complied with Listing Rule 3.1 and Listing Rule 15.7 in respect of the information identified by ATH in response to question 4.1 above, ATH presented the data as early as 5 April 2025 to AAN. In your answer, please confirm when ATH became aware of the relevant material information.

5.	If the answer to either question 1 or question 3 is “no”:

5.1	Please explain the basis for ATH’s position in the ATH Response that the erroneous indication of the Announcement as market-sensitive was an “isolated incident”.

5.2	It would appear to ASX that ATH has engaged in repeated ramping conduct by indicating announcements to be market-sensitive which, by ATH’s own admission, do not contain any material information for the purposes of Listing Rule 3.1. If ATH does not consider that it engaged in ramping conduct, please explain the basis for that view.

6.	Please provide further information on the nature of the “error that arose from a miscommunication between two internal stakeholders” in relation to the Announcement.

7.	In light of ATH’s answers to the questions above, please detail the proposed changes ATH intends to make to its policies and procedures concerning continuous disclosure.

8.	Please confirm that ATH is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

9.	Please confirm that ATH’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of ATH with delegated authority from the board to respond to ASX on disclosure matters.

When and where to send your response

This request is made under Listing Rule 18.7. Your response is required as soon as reasonably possible and, in any event, by no later than 9:30 AM AEST Monday, 4 August 2025.

You should note that if the information requested by this letter is information required to be given to ASX under Listing Rule 3.1 and it does not fall within the exceptions mentioned in Listing Rule 3.1A, ATH’s obligation is to disclose the information ‘immediately’. This may require the information to be disclosed before the deadline set out above and may require ATH to request a trading halt immediately if trading in ATH’s securities is not already halted or suspended.

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ASX Customer Service Centre 131 279 | asx.com.au

Your response should be sent by e-mail to ListingsComplianceMelbourne@asx.com.au. It should not be sent directly to the ASX Market Announcements Office. This is to allow us to review your response to confirm that it is in a form appropriate for release to the market, before it is published on the ASX Market Announcements Platform.

Suspension

If you are unable to respond to this letter by the time specified above, ASX will likely suspend trading in ATH’s securities under Listing Rule 17.3.

Listing Rules 3.1 and 3.1A

In responding to this letter, you should have regard to ATH’s obligations under Listing Rules 3.1 and 3.1A and also to Guidance Note 8 Continuous Disclosure: Listing Rules 3.1 – 3.1B. It should be noted that ATH’s obligation to disclose information under Listing Rule 3.1 is not confined to, nor is it necessarily satisfied by, answering the questions set out in this letter.

Release of correspondence between ASX and entity

We reserve the right to release all or any part of this letter, your reply and any other related correspondence between us to the market under listing rule 18.7A. The usual course is for the correspondence to be released to the market.

Yours sincerely

ASX Compliance

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ASX Customer Service Centre 131 279 | asx.com.au

28 July 2025

By email: melissa.kostopoulos@asx.com.au

Melissa Kostopoulos

Adviser, Listings Compliance (Melbourne) ASX Limited

Dear Melissa

ASX Aware Letter

We refer to your letter dated 24 July 2025 referring to the release to the market by Alterity Therapeutics Limited (ASX: ATH) (Company) on 24 July 2025 of the Announcement titled “Alterity Therapeutics Announces Publication on Novel MRI Endpoint from the bioMUSE Natural History Study’, and the increase in the Company’s share price of $0.002 (from $0.013 immediately prior to the release and a price of $0.015 at close of trade on that day)

The Company provides the following responses to the ASX’s queries:

ASX Question 1: Does ATH consider the Information, or any part thereof, to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

No, ATH does not consider the information contained in the ASX ‘Announcement’ released to the Market on 24th July 2025 to be information that a reasonable person would expect to have a material effect on the price or value of its securities.

The Company made an isolated error in designating the ‘Announcement’ market sensitive. Despite this error being a one-off occurrence, the Company is promptly taking action to review all internal governance processes. See also response to question 2 (b) below.

Your letter noted an increase in the Company’s share price of $0.002 on 24 July 2025, being the date of the release of the relevant Announcement. Given the level of the Company’s share price, minor changes can show as significant percentage changes. Similarly, minor changes in volume can more easily translate into price changes because of the Company’s share price level.

For example, in the period from 25 June 2025 to 25 July 2025 (inclusive), there were 23 trading days, (and of those, there were 17 days in which there was a share price movement between opening and close of trading on the relevant day):

Alterity Therapeutics Limited

Suite4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia
T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

●	other than days where there was no share price movement between opening and close of trading on the relevant day, every trading day recorded a price movement greater than 5% (up or down); and

●	there was a 7.5% or more movement (up or down) in the Company’s share price on 14 of the 17 days on which there was a share price movement between opening and close of trading on that day); and

●	there was a 10% or more movement (up or down) in the Company’s share price on 12 of the 17 days on which there was a share price movement between opening and close of trading on that day); and

●	the simple average of the percentage movement in the Company’s share price (up or down) on those days on which there was a share price movement between opening and close of trading on that day is 15.76% (which is greater than the percentage change on 24 July 2025).

Similarly, the volume traded on 24 July 2025 was not inconsistent with volumes of the Company’s shares recently traded, especially in the last few weeks.

Accordingly, recent trading activity shows that the percentage price change on 24 July, and that the volume of shares traded on that day, is entirely consistent with recent price movements and trading volumes. Accordingly, we consider that the price movement and volume and on 24 July 2025 supports the Company’s view that the relevant Announcement was not materially price sensitive.

ASX Question 2: If the answer to question 1 is “no”, please:

a)	Advise the basis for that view;

The information outlined in the ASX announcement regarding ATH’s MSA-AI Technology on 24 July 2025 had previously been disclosed to the market on two previous occasions:

-	the Company’s Oral Presentation on MSA-AI was released to ASX on 7 May 2025 AET under the title ‘Alterity Therapeutics Announces Multiple Oral and Poster Presentations to be Featured at the International MSA Congress’ (and was presented on 11 May 2025 AET at the International MSA Congress); and

-	the MSA-AI data presented by the Company at the 35th International Symposium on the Autonomic Nervous System was released to ASX on 12 November 2024 AET under the title ‘Alterity Therapeutics Announces Presentation on Tracking the Progression of Multiple System Atrophy at International Symposium’.

Given that the publication presented similar data to what had previously been disclosed to the market, we did not consider that a reasonable person would expect this release to have a material effect on the price or value of our securities. Moreover, while the presentations and publications described novel methods to diagnose and track Multiple System Atrophy but did not include any data regarding a therapy being developed by the Company.

b)	Explain why ATH indicated the Announcement to be market-sensitive when it was lodged on MAP; and

This was an error made by the company that arose from a miscommunication between two internal stakeholders.

The Company is promptly actioning a review of all internal governance processes to ensure this miscommunication does not happen again.

c)	Explain the Listing Rule or Corporations Act basis necessitating the publication of the Announcement on MAP.

Given that the Announcement did not contain information that a reasonable person would expect to have a material effect on the price or value of its securities, neither the ASX Listing Rules nor the Corporations Act necessitated the publication of the Announcement on MAP such that a failure to do so would have been contrary to the requirements of the ASX Listing Rules or the Corporations Act.

We note that the Announcement was posted on the Company’s website as a press release. Given the nature of the Company’s operations developing therapies to treat neurodegenerative disease, the Company considered that, while the information in the Announcement was not materially price sensitive, the release does nonetheless contribute to the general knowledge of the progress of the development of the Company’s therapies. Accordingly, the Company considered it was consistent with good governance to also publish the press release on the MAP to ensure that any such contribution to the general knowledge of the progress of the development of the Company’s therapies was available to all of the market.

ASX Question 3: When did ATH first become aware of the information referred to in question 1 above?

The company received email notification of the publication in the Annals of Clinical and Translational Neurology on 15th July 2025 at 4:40pm AEST. The Price Query was received on 11th July 2025 with the company response dated 14th July 2025.

The Company had not received the notice of the publication before submitting the Price Query Response and confirms that it was not aware of any information concerning it that had not been announced to the market, which, if known, could explain recent trading in securities.

ASX Question 4: If ATH first became aware of the Information referred to in question 1 before the date of the Announcement, did ATH make any announcement prior to that date which disclosed the Information? If not, please explain why the Information was not released to the market at an earlier time, commenting specifically on when you believe ATH was obliged to release the Information under Listing Rules 3.1 and 3.1A and what steps ATH took to ensure that the Information was released promptly and without delay.

ATH did not make any announcement regarding the publication prior to disclosure on 24 July 2025. As noted above, the information was not released earlier because the Company determined that the disclosure was not materially price sensitive.

ASX Question 5: Please provide a chronology of the peer review process referred to in the Announcement. This chronology should include (at minimum) details around when the relevant information was submitted to be peer reviewed and when ATH was first advised of the outcome of the peer review.

The chronology requested is set out below:

●	Initial submission: April 30, 2025

●	Journal response received: May 11, 2025

●	Article resubmission: May 22, 2025

●	Notice of publication (by email): July 15, 4:40 PM AET (July 14, 2025 11:40 PM Pacific Time)

ASX Question 6: Please confirm that ATH is in compliance with the Listing Rules and, in particular, Listing rule 3.1.

The Company confirms it is in compliance with the ASX Listing Rules, in particular, ASX Listing Rule 3.1.

ASX Question 7: Please confirm that ATH’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of ATH with delegated authority from the board to respond to ASX on disclosure matters.

The Company also confirms that the above responses have been authorised and approved under the Company’s continuous disclosure policy and by its Board.

Please contact us should you have any questions. Yours sincerely

/s/ Abby Macnish Niven

Abby Macnish Niven

Company Secretary

For and on behalf of the Board of Alterity Therapeutics Limited

3 August 2025

By email:

ListingsComplianceMelbourne@asx.com.au
melissa.kostopoulos@asx.com.au

Melissa Kostopoulos

Adviser, Listings Compliance (Melbourne) ASX Limited

Dear Melissa

ASX Further Query Letter

We refer to your letter dated 30 July 2025, which requested Alterity Therapeutics Limited (ASX: ATH) (Company) to respond to further questions from ASX subsequent to ASX’s earlier letter dated 24 July 2025 and the Company’s response to that letter dated 28 July.

Terms used in this letter but not defined in this letter have the meaning set out in the ASX letter dated 30 July 2025 (or earlier correspondence between ASX and the Company).

The Company provides the following responses to the ASX’s queries:

ASX Question 1: Does ATH consider the contents of the Phase 2 Announcement to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

No, ATH does not consider the information contained in the Phase 2 Announcement released to the market on 10 April 2025 to be information that a reasonable person would expect to have a material effect on the price or value of its securities.

This is notwithstanding the Company’s error in designating the Phase 2 Announcement as ‘price sensitive’. Please also refer to the Company’s answers to ASX Questions 5.1 and 5.2.

Some of the information presented in the Phase 2 Announcement (and the Phase 2 Presentation) was new because it included incremental data on 10 additional patients (71 in the “clinical analysis population” vs. 61 in the “modified intention-to-treat” or “mITT” population ) when compared to the data released by the Company on the market announcement platform on 30 January 2025 titled

Alterity Therapeutics Limited
Suite4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia
T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

“ATH434-201 Phase 2 Topline Presentation”. However, the overall results were similar to, and consistent with, the original data released to ASX on 30 January 2025. For example, in the 30 January 2025 release, the relative treatment effects on the key clinical endpoint (Unified MSA rating scale Part I) for the 50 mg and 75 mg dose groups were reported as 48% and 29% respectively, whereas in the 10 April releases, the relative treatment effects for the 50 mg and 75 mg dose groups were reported as 48% and 30%, respectively. In addition, the 10 April release included additional granularity on endpoints that were originally reported in the 30 January release. For example, regarding the Clinical Global Impression of Severity, the 30 January release reported treatment effects of -0.81 (p=0.009) and -0.18 (p=not significant) for the 50 mg and 75 mg dose groups whereas in the 10 April release, the presentation included a graphical depiction of the mean changes within each treatment group along with standard error of the mean data and a p-value of 0.0088 at 50 mg.

So while the information contained in the Phase 2 Announcement (and the Phase 2 Presentation) released on 10 April 2025 provided information on an expanded population and additional details on data when compared to the original release on 30 January 2025, the overall interpretation of the data was unchanged from the data released on 30 January 2025 (and the additional data was considered to be primarily of interest to the scientific community). This is why the Company does not consider that a reasonable person would expect the information in the Phase 2 Announcement (and the Phase 2 Presentation) to have a material effect on the price or value of its securities.

We note that the price trading data for 10 April 2025 supports the Company’s conclusion that the information contained in the Phase 2 Announcement (and the Phase 2 Presentation) released to the market on 10 April 2025 was not materially price sensitive because there was no change from the opening and closing share price of the Company’s shares ($0.008). Intra-day movements in price, and the volume, were also unremarkable.

ASX Question 2: Not applicable

ASX Question 3: Does ATH consider the contents of the Phase 2 Presentation to be information that a reasonable person would expect to have a material effect on the price or value of its securities?

No, ATH does not consider the information contained in the Phase 2 Presentation released to the market on 10 April 2025 to be information that a reasonable person would expect to have a material effect on the price or value of its securities.

As with the Phase 2 Announcement, this is notwithstanding the Company’s error in designating the Phase 2 Presentation as ‘price sensitive’. Please also refer to the Company’s answers to ASX Questions 5.1 and 5.2.

We refer ASX to the Company’s response to Question 1 which explains the basis for this view, and support for this view from the trading data for the Company’s shares on 10 April 2025.

ASX Question 4: Not applicable

Alterity Therapeutics Limited
Suite4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia
T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

ASX Question 5.1: Please explain the basis for ATH’s position in the ATH Response that the erroneous indication of the Announcement as market-sensitive was an “isolated incident”.

Due to the size of its operations, for cost efficiency, the Company uses an external service provider to help manage its investor relations functions, and when the Company responded to ASX’s questions in the ATH Response on 28 July 2025, it was of the view that there had been a miscommunication between the Company and its external service provider.

However, in the course of re-examining matters and considering the matters raised by ASX, it has become apparent to the Company that it has not fully appreciated the (often nuanced) distinction between information which may be of relevance to investors and the scientific community to keep apprised of the general progress of the Company’s development of therapies to treat neurodegenerative diseases, and information which a reasonable person would expect to have a material effect on the price or value of its securities. That is, the Company (whose senior management is largely based in the US) and its US-based investor relations service provider misunderstood the threshold for what announcements should be marked as "price sensitive" when released on the ASX market announcement platform. That misunderstanding resulted in the erroneous indication of each of the Phase 2 Announcement and the Phase 2 Presentation as “Price Sensitive”. That misunderstanding has now been rectified, and Alterity is taking measures to ensure that the error is not replicated (see answer to ASX Question 7 below).

See further the Company’s response to Question 5.2.

ASX Question 5.2: It would appear to ASX that ATH has engaged in repeated ramping conduct by indicating announcements to be market-sensitive which, by ATH’s own admission, do not contain any material information for the purposes of Listing Rule 3.1. If ATH does not consider that it engaged in ramping conduct, please explain the basis for that view.

ATH does not consider that it has engaged in ramping conduct.

As stated above, it has become apparent to the Company that it has not fully appreciated the distinction between information which may be of general relevance to investors to keep apprised of the general progress of the Company’s development of therapies to treat neurodegenerative diseases, and information which a reasonable person would expect to have a material effect on the price or value of its securities. However, as stated in its original response to ASX dated 28 July 2025, given the nature of the Company’s operations developing therapies to treat neurodegenerative diseases, the Company has considered that, while the information in the relevant announcements was not materially price sensitive, the release to the market announcement platform nonetheless contributed to the general knowledge of the progress of the development of the Company’s therapies. Accordingly, the Company considered it was consistent with good governance to also publish the relevant information on the market announcement platform to ensure that any such contribution to the general knowledge of the progress of the development of the Company’s therapies was available to all of the market.

The motivation of the Company was one of good governance and keeping the market informed, not of ramping its share price. The relevant releases were not intended by the Company, and do not reflect any motivation of the Company, to increase its share price.

Rather, it was to inform the market of developments (albeit, not materially price-sensitive developments) in the progression of therapies to treat neurodegenerative diseases by the Company. And as can be seen from the relevant releases, they do not contain any particularly exuberant or superlative language. Further, the relevant announcements contained information of some substance (although just not materially price-sensitive).

Alterity Therapeutics Limited
Suite4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia
T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

The lack of material price-sensitive information in an announcement does not, of itself, mean an issuer is engaging in “ramping” conduct. The relevant announcements issued by the Company clearly were not designed or intended to “ramp” the price of their securities. The relevant releases lack any indicia of such an intent. Rather they were designed to inform the market of generally relevant (though not materially price-sensitive) information, and the Company considered in good faith that its actions were consistent with good governance by ensuring a greater level of transparency for all shareholders than would be achieved by just publishing matters on its website.

ASX Question 6: Please provide further information on the nature of the “error that arose from a miscommunication between two internal stakeholders” in relation to the Announcement

Due to the size of its operations, for cost efficiency, the Company uses an external service provider to help manage its investor relations functions, and when the Company responded to ASX’s questions in the ATH Response, it was of the view that there had been a miscommunication between the Company and its external service provider.

However, in the course of re-examining matters and considering the matters raised by ASX in the context of responding to ASX’s questions, it has become apparent to the Company that it has not fully appreciated the (often nuanced) distinction between information which may be of general relevance to investors to keep apprised of the general progress of the Company’s development of therapies to treat neurodegenerative diseases, and information which a reasonable person would expect to have a material effect on the price or value of its securities. See further the Company’s response to Question 5.2.

ASX Question 7: In light of ATH’s answers to the questions above, please detail the proposed changes ATH intends to make to its policies and procedures concerning continuous disclosure

In light of the above, the Company proposes to expressly amend its policies and procedures concerning continuous disclosure to reflect the following:

(a)	each proposed ASX announcement will be reviewed by the CEO or Board with the express focus of whether the announcement contains information that a reasonable person would consider to be materially price sensitive;

(b)	subject to (c) and (d) below, if the CEO or Board considers that the announcement does not contain any such information, the announcement will only be published on the Company’s website;

(c)	notwithstanding (b), if the CEO or Board considers that there is a legitimate and appropriate reason to issue the relevant announcement to ASX, the CEO or Board must:

a.	expressly indicate in its instruction to the Company Secretary (or other person responsible for lodging the announcement on the market announcement platform) that the “Price Sensitive” box is not to be checked; and

Alterity Therapeutics Limited
Suite4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia
T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com

b.	ensure that the language being used in the announcement is appropriate in the context of the information being covered; and

(d)	It is acknowledged that the CEO or Board may consider that information which is not materially price sensitive and only published on the Company’s website may nonetheless be included in a Quarterly Activities Report, but will ensure that any such inclusion will use language appropriate in the context of the information being covered.

Further, to ensure the above policies and procedures are carried out in accordance with ASX’s guidance, the Company will provide further training to its CEO and Board regarding the circumstances in which any announcement to the ASX should be marked “Price Sensitive”.

ASX Question 8: Please confirm that ATH is in compliance with the Listing Rules and, in particular, Listing rule 3.1.

The Company confirms it is in compliance with the ASX Listing Rules, in particular, ASX Listing Rule 3.1.

ASX Question 9: Please confirm that ATH’s responses to the questions above have been authorised and approved in accordance with its published continuous disclosure policy or otherwise by its board or an officer of ATH with delegated authority from the board to respond to ASX on disclosure matters.

The Company also confirms that the above responses have been authorised and approved under the Company’s continuous disclosure policy and by its Board.

Please contact us should you have any questions. Yours sincerely

/s/ Abby Macnish Niven

Abby Macnish Niven

Company Secretary

For and on behalf of the Board of Alterity Therapeutics Limited

Alterity Therapeutics Limited
Suite4, Level 14, 350 Collins Street, Melbourne, VIC 3000 Australia
T: +61 (0)3 9349 4906 | WWW.alteritytherapeutics.com